Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 15 to Registration Statement No. 333-38297 on Form N-1A of our report dated July 20, 2007, relating to the financial statements and financial highlights of Morgan Stanley Global Advantage Fund (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended May 31, 2007, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

Deloitte & Touche LLP

New York, New York

September 24, 2007